Mail Stop 3561								November 15,
2005

Via U.S. Mail and Fax (917) 777-3050

Deborah C. Paskin, Esq.
Executive Vice President, Secretary and General Counsel
Brookdale Senior Living Inc.
330 North Wabash
Suite 1400
Chicago, Illinois  60611

	Re:  	Brookdale Senior Living Inc.
      Amendment No. 3 to Registration Statement on Form S-1
      Filed November 7, 2005
      File No. 333-127372

Dear Ms. Paskin:

	We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.




Exhibit 5.1 - Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

1. We note the statement that "[i]n rendering the opinion . . . we have assumed that the Company received the entire amount of the consideration contemplated by the Conveyance Agreement." This assumption appears to relate to a material fact that counsel can independently verify. Please remove.


Summary Combined Financial Information, page 8

2. With regard to your non-recurring adjustment in your adjusted EBITDA, tell us your basis for considering the future charges in connection with the bonuses related to the restricted stock a non-recurring item. Please note that Item 10 (e) (ii) (B) of Regulation
S-K specifies that a Registrant must not `Adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years`. In addition you can refer to FAQ 9 regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

3. Expand the disclosure of the calculation of cash from facility operations in note 2 to the table to describe the nature of recurring expenditures and how you determined the amounts.

4. You disclose that cash from facility operations is a measure of liquidity. Explain in note 2 why it is appropriate to adjust cash flow provided by or used in operations for "non-recurring combination expenses, acquisition transition costs and bonuses in connection with the restricted stock grant paid and accrued." It appears that a significant portion of this adjustment is attributed to non-cash charges that would not affect liquidity.

Selected Combined Historical Financial and Operating Data, page 36

5. Disclose the reasons for excluding earnings per share data for each period presented in the table of financial data. Also provide similar disclosure in the table at page 7.


Consolidated Balance Sheets, page F-20

6. Disclose the changes in stockholders` equity during the interim period in a separate statement or in a note to the financial
statements.   It is not apparent how stockholders` equity of
$494,462
at September 30, 2005 reconciles to the contribution from Brookdale
Facility Group of $231,556 at page F-39.


Notes to Consolidated Balance Sheets

Note 1.  Organization, page F-21

7. We note the disclosure in respect of how the partial step-up in basis was calculated with respect to the ownership interests in BLC and Alterra that were not controlled by FIG. Based upon the information provided, it would appear that the increase in stockholders` equity would be the estimated fair value as of September 30, 2005 of $267.2 million (calculated as the 14.843 million shares controlled by Non-FIG Shareholders at $18 per share)
less the historical carrying value of Non-FIG shareholders in BLC
and
Alterra (calculated as minority interest of $22,595 at June 30,
3005
less allocated minority interest as shown on the combined statement of operations for the three months ended September 30, 2005 of $10,486). Accordingly, based upon your disclosure, it would appear that the total adjustment to stockholders` equity would be $255.1 million. Supplementally provide us with a calculation to better explain how you arrived at an adjustment to stockholders` equity of
$243.6 million, or revise your disclosure as appropriate.

Combined Statements of Operations, page F-38

8. We note your disclosure at page F-53 that in conjunction with FIN
46R you recorded a cumulative effect of a change in accounting principle resulting in a loss for the period ended December 31, 2003.
In this regard it appears that you restated your financial statements since the amount changed from $13,208 in amendment 2 to $7,277 in amendment 3. Tell us the facts and circumstances that led to the restatement. In addition, you should

* Label your financial statements as restated.
* In the notes to the financial statements describe any and all revisions, including the change to minority interest, and provide the disclosures required by paragraph 37 of APB 20.
* Ask your auditors to consider the requirement to include a reference to the
	      restatement in the auditor report.

Non-cash compensation expense, page F-38 and F-73

9. Please note that the presentation compensation expense as a separate line item is generally not appropriate. You should revise your financial statements to include or allocate the `stock based compensation` charge to the appropriate line items on the income statement or, as an alternative, disclose on the face of the income statement the appropriate classification of stock compensation expense.

Note 14.  Segment Information, page F-72

10. Your disclosure states that "Each of our 380 facilities are considered separate operating segments based on" and then goes on to list the criteria for aggregation under paragraph 17 of SFAS 131. Based on representations made to the staff on conference calls and in written responses, each of your facilities is considered a
separate
operating segment as they meet the criteria set forth in paragraph
10
of SFAS 131, i.e.:
* They engage in business activities from which they earn revenues and incur expenses;
* Their operating results are regularly reviewed by the chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segment and assess its performance; and
* Discrete financial information is available.
As currently presented, your narrative disclosure does not appear consistent with SFAS 131. Revise or advise.

Once the operating segments have been identified, you should then determine whether aggregation is appropriate. In this regard, we refer you to the diagram for identifying reportable operating segments set forth in paragraph 127 of SFAS 131. If all of the aggregation criteria set forth in paragraph 17 of SFAS 131 are met, it is appropriate to aggregate the segments.  We note that your
380
facilities have margins that vary significantly across the
portfolio,
but that otherwise the facilities meet the criteria in paragraph
17
a-e of SFAS 131, as applicable. On the basis of the information that was supplementally provided to the staff, it would appear that certain of these facilities would demonstrate similar economic characteristics and therefore it would be possible to aggregate certain of the facilities which met all of the aggregation criteria.

Then an assessment as to whether the segments meet the quantitative thresholds set forth in paragraph 18 of SFAS 131 should be made. While we understand that no one facility meets the quantitative threshold, it is unclear to us how your approach considers the aggregation of certain of the facilities that do meet all of the aggregation criteria. The appropriate manner to apply SFAS 131 would be to consider the aggregate of the facilities which met all of the aggregation criteria when determining whether the quantitative thresholds outlined in paragraph 18 of SFAS 131 have been met. At that point, to the extent that non quantitatively material segments remain, it would be appropriate to aggregate segments meeting only the majority of the aggregation criteria as allowed under paragraph
19 of SFAS 131.

As currently presented, your narrative disclosure with respect to aggregation under SFAS 131 is inconsistent with the text of that standard. As noted above, SFAS 131 only permits the aggregation of operating segments that share a majority of the aggregation criteria if aggregation of operating segments meeting all of the aggregation criteria results in segments that do not meet the quantitative thresholds. Revise or advise.

In your response dated October 25, 2005, you represented that you cannot apply the provisions of SFAS 131, paragraph 17, or meet the quantitative thresholds of SFAS 131, paragraphs 18 and 19, to get to ten operating segments or less as outlined in SFAS 131, paragraph 24.
In applying SFAS 131, you then aggregated your operating segments into those that are performing above and below the average operating margin.

You have acknowledged that each facility`s operating income and related margin vary significantly across the portfolio. Accordingly, the method of presentation that has been selected results in the aggregation of operating segments with widely disparate operating margins, meaning that they are unlikely to demonstrate similar long-term financial performance as they do not have similar economic characteristics.

The objective of SFAS 131 is set forth in paragraph 3, which states:
"The objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:
a. Better understand the enterprise`s performance
b. Better assess its prospects for future net cash flows
c. Make more informed judgments about the enterprise as a whole."

In the background information and basis for conclusion, paragraph
44
states:
	"Analysts need to know and understand how the various components...behave economically. One weak member of the group...has the potential to spread rot over the entirety."

Paragraph 60 says:
	"...an ability to see an enterprise "through the eyes of management" enhances a user`s ability to predict actions or reactions of management that can significantly affect the enterprise`s prospects".

You have indicated that the CODM reviews the results of each of the facilities in assessing performance and determining resource allocation. While we concur that there is a practical limit at which point segment information becomes overly detailed, and presenting each facility as a separate reportable segment is clearly not what was contemplated by SFAS 131, it appears that there are ways to provide aggregated information that would result in sufficiently detailed information that is meaningful being provided to a user of the financial statements. One example of this would be to group facilities into broader "buckets" based upon their operating margins.
The use of an average margin in determining the segments to be presented means that information with respect to the vast disparity in margins is not clearly set forth in your segmental analysis.
By
averaging the gross margin, facilities that are performing well cover the performance of facilities that may be operating below, at or close to break-even thresholds. Accordingly, we do not believe that your segmental presentation complies with the overall objectives of
SFAS 131. We encourage you to carefully review the precepts of SFAS
131, as well as the diagram contained in paragraph 127 of that standard, in determining the appropriate reportable segments.


General

11. Please submit the supplemental information and exhibits
included
in your letters dated October 20, October 24, October 25, October
27
and October 28, 2005 as correspondence on EDGAR.
















*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney,
at (202) 551-3378, or me at (202) 551-3810 with any other
questions.


								Sincerely,
								/s/ Terry French
								for Larry Spirgel
								Assistant Director


cc:	via facsimile (917-777-3050)
      Joseph A. Coco, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP






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Deborah C. Paskin, Esq.
Brookdale Senior Living Inc.
November 21, 2005
Page 1 of 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE